Exhibit 99.1

ASX/Media Release (Code: ASX: PRR; NASDAQ: PBMD; ISIN: US74154B2034)

8 May 2013

RUSSELL J. HOWARD TO JOIN PRIMA BIOMED’S BOARD OF DIRECTORS

SYDNEY, AUSTRALIA - Prima BioMed Ltd (ASX: PRR; NASDAQ: PBMD; ISIN: US74154B2034) (“Prima”, the “Company”) is pleased to announce that Russell J. Howard, PhD, will join Prima’s Board as a Non-Executive Director with immediate effect.

Dr. Howard brings a strong scientific background and significant executive-level industry experience to Prima’s Board.

Dr. Howard, on his appointment: “I am very excited to join the Board of Prima. I was drawn to the combination of CVac™ as a strong lead product candidate in clinical development and a robust technology and manufacturing platform that can drive Company value into the future. I look forward to working with the Board, the management team, and our scientific advisors as we advance Prima’s leadership in the field of personalized immunocellular therapeutics.”

Lucy Turnbull, AO, Prima’s Chairman: “It is an honor and a pleasure to welcome Dr. Howard as a Director. I believe his scientific and business experience – and his highly regarded international profile – will serve Prima well.”

Matthew Lehman, Prima’s CEO: “I look forward to working with Dr. Howard. His experience in developing technology platforms and successfully monetizing technology applications and clinical products are welcome skill sets to our Board of Directors.”

Dr. Russell Howard is an Australian scientist, CEO, and entrepreneur; he was recently the overall winner of the 2013 Advance Global Australian Award for his global impact on the biotechnology field and green chemistry. He was a pioneer in the field of molecular parasitology and in leading the commercialization of one of the most important methods used widely today in molecular biology today called “DNA Shuffling” or “Molecular Breeding.” He is an inventor on five patents and has over 140 scientific publications.

After earning his PhD in biochemistry from the University of Melbourne, Dr. Howard has held positions at a number of leading research laboratories around the world, including the Immunoparasitology Laboratory at the Walter & Eliza Hall Institute in Melbourne and the National Institutes of Health in Bethesda, Maryland where he became a tenured investigator. In industry, Dr. Howard worked at Schering-Plough’s DNAX Research Institute of Molecular and Cellular Biology in Palo Alto, California; was the President and Scientific Director of Affymax, Inc.; and was the co-founder and CEO of Maxygen, Inc. after its spin-out of Affymax-GlaxoWellcome.

As Maxygen’s CEO, Dr. Howard led its IPO and a secondary offering raising a total of US$ 260 million in capital. Under Dr. Howard, Maxygen successfully developed and partnered dozens of technology applications and products. After leaving Maxygen in 2008, Dr. Howard started the CleanTech company Oakbio, Inc. and remains involved in a number of other innovative biotechnology companies.

ENDS

About Prima BioMed

Prima BioMed is a globally active leader in the development of personalized bio-therapeutic products for cancer. Prima is dedicated to leveraging its technology and expertise to bring innovative treatment options to market for patients and to maximize value to shareholders. Prima’s lead product is CVac™, an autologous dendritic cell-based product currently in clinical trials for ovarian cancer patients in remission and soon to be in trials for additional cancer types.

For further information please contact:

USA Investor/Media:

Ms. Jessica Brown, Prima BioMed Ltd.

+1 (919) 710-9061; jessica.brown@primabiomed.com.au

Australia Investor/Media:

Mr. James Moses, Mandate Corporate

+61 (0) 420 991 574; james@mandatecorporate.com.au

Europe Investor/Media:

Mr. Axel Mühlhaus, edicto GmbH

+49 (0) 69 905505-52; amuehlhaus@edicto.de